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                      SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549

                                 SCHEDULE 13D
                               (AMENDMENT NO. 1)

                  Under the Securities Exchange Act of 1934



                                 JALATE, LTD.
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                               (Name of Issuer)


                          COMMON STOCK, NO PAR VALUE
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                        (Title of Class of Securities)


                                 470145 10 3
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                                (CUSIP NUMBER)


                              JOHN D. ROBERTSON
                          1600 BANK OF OKLAHOMA PLAZA
                              201 ROBERT S. KERR
                        OKLAHOMA CITY, OKLAHOMA  73102
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                     (Name, Address and Telephone Number
                       of Person authorized to Receive
                          Notices and Communications)


                               NOVEMBER 6, 1997
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                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_____].

Note: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

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CUSIP NO. 470145 10 3
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1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    WILLIAM M. DEARMAN                                             ###-##-####
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2.  Check the Appropriate Box if a Member of a Group                  (a) [   ]
                                                                      (b) [ X ]
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3.  SEC Use Only

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4.  Source of Funds

    PF/00
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5.  Check Box if Disclosure of Legal Proceedings is Required Pursuant to items
    2(d) or 2(e)
                                                                          [___]
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6.  Citizenship or Place of Organization

         UNITED STATES
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                        7.  Sole Voting Power
                            377,493
Number of               -------------------------------------------------------
Shares                  8.   Shared Voting Power
Beneficially                 4,200
Owned by Each           -------------------------------------------------------
Reporting Person        9.   Sole Dispositive Power
With                         377,493
                        -------------------------------------------------------
                        10.  Shared Dispositive Power
                             4,200
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11. Aggregate Amount Beneficially Owned by Each Reporting Person

    381,893
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12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                          [ X ]
EXCLUDES 17,500 SHARES HELD BY OR FOR THE BENEFIT OF THE REPORTING PERSON'S CHILDREN.
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13. Percent of Class Represented by Amount in Row (11)

    11.2%
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14. Type of Reporting Person

    IN
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    The purpose of this Amendment No. 1 to the previously filed Schedule 13D is to report that the ownership of William M. DeArman in the Common Stock, no par value (the "Shares"), of Jalate, Ltd. (the "Issuer") has increased from 5.3% to 11.2% of the Shares outstanding.

Item 1.  SECURITY ISSUER.

    No change.

Item 2.  IDENTITY AND BACKGROUND.

    No change.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    The funds used to purchase the Common Stock of the Issuer came from the personal funds of Mr. DeArman, the funds of an individual retirement account for the benefit of Mr. DeArman, the funds of a trust of which Mr. DeArman is the sole beneficiary, and the funds of an individual retirement account for the benefit of Mr. DeArman's wife, Carol DeArman, as the case may be.

Item 4.  PURPOSE OF TRANSACTION.

    No change.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

    (a) The aggregate number of Shares of the Issuer beneficially owned by Mr. DeArman is 381,893 or approximately 11.2%. Of this amount, 376,493 Shares were purchased by Mr. DeArman, 4,000 Shares were purchased by a trust of which Mr. DeArman is the sole beneficiary, 200 Shares were purchased by an individual retirement account for the benefit of Mr. DeArman, 200 Shares were purchased by an individual retirement account for the benefit of Mr. DeArman's wife, Carol DeArman, and 1,000 Shares were purchased by Mr. DeArman as custodian for the benefit of certain of Mr. DeArman's children.

         This amount does not include 3,000 Shares held individually by one of Mr. DeArman's children or 14,500 Shares held by trusts for the benefit of certain of Mr. DeArman's children. Mr. DeArman disclaims beneficial ownership of these 17,500 Shares held by or for the benefit of his children.

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    (b)  Mr. DeArman has the sole power to vote and to dispose of 377,493
    Shares of the Issuer. Mr. DeArman shares the power to vote and dispose of 4,200 Shares. Delaware Charter Guarantee & Trust Company, P. O. Box 8963, Wilmington, Delaware 19899-8963, shares the power to vote and dispose of the 4,000 Shares held in trust for Mr. DeArman. Merrill Lynch Pierce Fenner & Smith, 3100 Texas Commerce Tower, Houston, Texas 77002 shares the power to vote and dispose of the 200 Shares held by Mr. DeArman's individual retirement account.


    (c) On November 6, 1997, Mr. DeArman acquired 201,493 Shares in a private transaction. The price per share paid for such Shares was $1.50.

    (d)  Not Applicable.

    (e)  Not Applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    No change.


Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

    No change.




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                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    DATED: November 11, 1997.





                                        /s/ WILLIAM M. DEARMAN
                                        -----------------------------
                                        William M. DeArman








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